FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                   Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐          No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

ANNOUNCEMENT

NBG achieves a €2bn capital surplus

•                     under the adverse dynamic balance sheet stress test

•                      and without taking into account significant additional capital due to the new deferred tax law

Therefore, no further capital action is required

Alongside 129 other banks across Europe, NBG has participated in the EU-wide comprehensive assessment exercise conducted by the ECB in cooperation with, in the case of the Greek systemic banks, the Bank of Greece. The assessment, which started in November 2013 and took 12 months to complete, enables the establishment of the Single Supervisory Mechanism (SSM) and is acknowledged as an important step towards greater transparency in the European banking system.

It is noted that the European banks with approved restructuring plans until 31/12/2013, were assessed under the Dynamic Balance Sheet scenario, which takes into account the outcome of the aforementioned restructuring plans, while all other banks were assessed under the Static Balance Sheet scenario. Greek banks, the restructuring plans of which were approved in 2014, were assessed under both scenarios.

The results for NBG are as follows:

•                  The adverse Dynamic Balance Sheet stress test, designed as a stress scenario taking into account NBG’s 2014 — 2018 Restructuring Plan agreed with the European Commission on July 13, 2014, applied the same strict methodology and principles as the Static Balance Sheet. The Dynamic Balance Sheet results in a CET1 ratio of 8.9%, and a capital surplus of €2bn and 340bps above the 5.5% minimum.

•                  The adverse Static Balance Sheet stress test which stresses 2013  —  a particularly challenging year for NBG — results in a capital shortfall of €0.9bn including the capital increase completed in May 2014. This shortfall has already been covered by NBG’s 6 months 2014 profitability and capital actions already completed..

•                In line with ECB’s guidelines(1), NBG will submit as a capital plan the above approved Adverse Dynamic Balance Sheet scenario which results in a capital surplus of €2bn and no further capital action is required.

All above numbers do not take into account the additional regulatory capital to be recognized as a result of the Deferred Tax Credit law voted on 16 October 2014 amounting to €0.7 - €1.2bn. (110 — 120 bps)

Moving forward, NBG remains focused upon the implementation of its Restructuring Plan, the financing of the Greek economic recovery and supporting its customers in the region.

A presentation of the key findings of the Comprehensive Assessment exercise are available on NBG’s website at https://www.nbg.gr/en/the-group/investor-relations/financial-information/presentations.

The Comprehensive Assessment Outcome is available on ECB’s website at https://www.ecb.europa.eu/ssm/assessment/html/index.en.html and NBG’s templates can be found on the same link under the “Greece” heading.

* *

(1) Since the restructuring plan has not been agreed upon by 31 December 2013, the headline scenario for the Comprehensive Assessment exercise is the Static Balance Sheet scenario. In line with ECB’s guidelines, NBG will submit to SSM a capital plan for the mitigation of the above shortfall that stems from the Adverse Static Balance Sheet scenario. ECB’s methodology gives the option to use the results of the Dynamic Balance Sheet scenario as mitigating factor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis
(Registrant)

Date: October 27th, 2014
Assistant General Manager Group Finance

/s/ George Angelides
(Registrant)

Date: October 27th, 2014
Director, Financial Division